DESCRIPTION OF COMPANY

Have you ever lost money in a slot machine? Now is your chance to get some money back. The only way to win with a slot machine is to be the establishment that operates it. Now you can get your share of the profits from The Italian Cafe, LLC.

The State of Illinois has made it legal for an establishment that serves liquor to operate up to 5 slot machines in municipalities or counties that have approved the use of the machines. Many Illinois communities have approved the use of the machines. According to the Illinois Gaming Board's Video Gaming Report for the month of March 2016, there were 5,351 licensed establishments housing a total of 22,815 video gaming machines in which $1,246,220,355.10 was played or $54,622.85 average per licensed machine. $1,147,343,968.57 was paid out to players on those machines, or $50,289.01 average per licensed machine. The Net Wagering Activity (Profit) was $98,876,386.53, or $18,478.11 average per licensed establishment. Many establishments saw profits of $50,000, $60,000, $70,000 or $80,000 in March. The licensed establishment receives 35% of the net wagering activity. Many establishments have more than doubled their establishment net income they earn from hours of hard work in their restaurant and bar operation, just by placing 5 slot machines in their establishment that requires no work on their part. With the Italian Cafe, LLC you can get some of those profits.

As a result of the profitability of the slot machines, many successful restaurant and bar operators would like to expand the number of restaurants they own. Their expansion desires are limited by capital. The Italian Cafe, LLC solves that problem.

The Italian Cafe, LLC is an Illinois series limited liability company. The LLC and each of its designated series are separate operations with separate operating agreements and tax ID numbers. The assets and liabilities of the LLC and each designated series are separate. Creditors of a particular series cannot reach the members of that series or the LLC or any other series, and they cannot reach the assets of any other series or the LLC. Each series operates as an autonomous entity. Each designated series will undertake the following process:

1. Each series will locate a property suitable for a restaurant and bar operation in a municipality that has approved the video gaming machines. The series, along with the perspective restaurant and bar operator, will analyze the demographics of the location looking for high household incomes and populations. The ideal location will have good foot traffic and have good visibility and signage on roads with high traffic volume. The series will determine the cost to build out or remodel a restaurant and bar in the property suitable for the restaurant and bar owner to operate and negotiate a reasonable lease on the property with the property owner. The lease will be for a term exceeding ten years, preferably five years with two five year options, and will include a right to sublease the property to the restaurant and bar owners from time to time without consent.

2. Before executing the lease, the Italian Cafe will negotiate a sublease with the restaurant and bar operator. The sublease will require the tenant to pay a fixed base rent sufficient to cover the series rent or acquisition payments and the repayment of

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the buildout or remodeling funds advanced by The Italian Café, LLC to the series over ten years with interest, and make a profit. The lease will also include a percentage rent provision providing for percentage rent on gross food and beverage sales of a percentage which is contemplated to provide the series with 50% of the anticipated food and beverage net income of the restaurant operation. The lease percentage rent provision will also require percentage rent of 50% of all other income, such as the income generated by the establishment from the 5 video gaming machines.

3. Upon signing the lease and sublease, the restaurant and bar operator tenant will apply for its business license, liquor license and gaming license. The Italian Cafe series will borrow the funds necessary to build out, remodel and equip the restaurant and bar from the Italian Cafe and repay the funds with 10% interest amortized over ten years with equal monthly payments of principal and interest. Upon completion of the buildout or remodeling, with the establishment equipped and the tenant licensed, the establishment will open for business.

The Italian Cafe (Issuer) intends to sell a maximum of 500, $2,000.00 debentures, totaling $1,000,000.00. These debentures will bear interest at 8% per annum with 120 equal payments of principle and interest fully amortizing the $2,000.00 over ten years. The debentures may be prepaid at any time by the Issuer. The Issuer expects these funds to be sufficient for its designated series to open at least eight total establishments. In the event each establishment conservatively generates only $5,000.00 per month, $2,500.00 from the base rent and only $2,500.00 from the percentage rent, including the video gaming machine Net Wagering Activity, the total income from all series would be $40,000.00 per month. The total monthly payment for the $1,000,000.00 debentures at 8% interest amortized over 10 years is $12,132.76 per month.

In the event the Issuer only sales the targeted amount of 250 debentures totaling $500,000.00, the Issuer expects these funds to be sufficient for its designated series to open at least four total establishments. In the event each establishment generates only $5,000.00 per month, $2,500.00 from the base rent and only $2,500.00 from the percentage rent, including the video gaming machine Net Wagering Activity, the total income from all series would be $20,000.00 per month. The total monthly payment for the $500,000.00 debentures at 8% interest amortized over 10 years is $6,066.38 per month.

With this structure, the restaurant operator is able to lease and run a restaurant operation without having to expend a large amount of money to build out the restaurant. The restaurant operator will only need the cost of its specialized equipment, food, security deposit and initial marketing and operating costs to open the restaurant. The restaurant operator will pay The Italian Café, LLC Series, as landlord through the lease, 50% of the net income from the food and beverage operation and 50% of the establishment's video gaming machine Net Wagering Activity. The restaurant operator will keep the other 50% of the food and beverage net income and 50% of the establishment video gaming machine Net Wagering Activity.

The restaurant operator is responsible for obtaining and maintaining the business license, liquor licenses and gaming licenses. The Italian Café, LLC Series is a landlord and, in that capacity, is not responsible for the restaurant operation. The restaurant operator is completely in charge of the operation of the restaurant, bar and video gaming machines and shoulders the risk associated with its failure to properly operate the establishment. In the event the restaurant operator does not properly operate the establishment, the landlord should not be responsible for the obligations or actions of the restaurant operator. In the event the operator does not pay the fixed base rent or the correct percentage rent, The Italian Café, LLC Series may terminate the lease and lease the establishment to a new restaurant operator.

The Italian Café, LLC, Series C has leased a 5,100 square foot restaurant and bar property at 154 W. Northwest Highway, Palatine Illinois for $5,000.00 per month and percentage rent of 10% on all gross sales in excess of $50,000.00 per month. The property had been used by two restaurant and bar operators over a period of at least 15 years as an Italian restaurant. Series C remodeled the existing restaurant and bar and purchased the equipment. Series C leased the space to Luigi's Food and Pizza, LLC to operate an Italian restaurant in the property. Luigi's Food and Pizza, LLC was not successful in this location. Series C terminated the Luigi's lease, changed the concept and re-leased the property to Briana's Restaurant & Pancake House Corp. for a base rent of $7,500.00 per month and percentage rent of 15% of all food and beverage gross sales in excess of $50,000.00 each month and 50% of all other gross monthly income, such as any video gaming machine Net Wagering Activity received by the restaurant operator. Pursuant to the lease, the restaurant operator tenant may not remove any of the existing equipment or any equipment it brings on to the premises during the life of the lease. The total lease term, including two 5 year options, is more than 13 years. Briana's shareholders currently operate two other similar restaurants and are interested in adding more restaurants to their portfolio. Briana's has opened the restaurant and is operating profitably. Briana's has a built out bar and expects to apply for a liquor license and a gaming license upon Palatine's approval of video gaming.

The other Italian Café Series are in the process of acquiring restaurant establishments in municipalities where video gaming has already been approved and negotiating with experienced restaurant operator sub-tenants.